SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 25)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2006
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                Tremont LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC and AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
    SHARES              8       SHARED VOTING POWER
 BENEFICIALLY
    OWNED BY                            25,237,000
     EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
    PERSON
      WITH                                      -0-

                        10      SHARED DISPOSITIVE POWER

                                        25,237,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,237,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.5%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                Valhi, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
   SHARES               8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             28,095,000
    EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                                        -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                Valhi Holding Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not  applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                        7       SOLE VOTING POWER

                                                -0-
 NUMBER OF
  SHARES                8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              28,095,000
   EACH
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON
   WITH                                         -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                   Valhi Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
   SHARES               8       SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                              28,095,000
   EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
   PERSON
     WITH                                       -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                National City Lines, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [ ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

              Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
   SHARES               8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                             28,095,000
     EACH
   REPORTING            9       SOLE DISPOSITIVE POWER
     PERSON
     WITH                                       -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        Texas

                        7      SOLE VOTING POWER

                                                -0-
  NUMBER OF
   SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             28,095,000
    EACH
  REPORTING             9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                                        -0-

                        10     SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                        7      SOLE VOTING POWER

                                              -0-
   NUMBER OF
    SHARES              8      SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                            28,095,000
     EACH
   REPORTING            9      SOLE DISPOSITIVE POWER
    PERSON
     WITH                                       -0-

                        10     SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

          Dixie Rice Agricultural Corporation, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

     3       SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

               Not  applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Louisiana

                        7       SOLE VOTING POWER

                                                -0-
 NUMBER OF
  SHARES                8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              28,095,000
   EACH
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON
   WITH                                         -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

          Southwest Louisiana Land Company, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [ ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana

                        7       SOLE VOTING POWER

                                                -0-
 NUMBER OF
   SHARES               8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                              28,095,000
    EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                                        -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
    SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            28,095,000
     EACH
   REPORTING            9       SOLE DISPOSITIVE POWER
     PERSON
     WITH                                        -0-

                        10     SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not  applicable

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
   SHARES               8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             28,095,000
   EACH
 REPORTING              9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                                        -0-

                        10      SHARED DISPOSITIVE POWER

                                        28,095,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      28,095,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      37.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                        7       SOLE VOTING POWER

                                                -0-
  NUMBER OF
  SHARES                8       SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                              35,784,840
   EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
  PERSON
   WITH                                          -0-

                        10      SHARED DISPOSITIVE POWER

                                        35,784,840

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      35,784,840

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      47.4%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                7       SOLE VOTING POWER

                                                        -0-
  NUMBER OF
   SHARES                       8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                     10,894,666
    EACH
   REPORTING                    9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                                               0-

                               10       SHARED DISPOSITIVE POWER

                                                10,894,666

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,894,666

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.7%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

     (a)  [   ]

     (b)  [ X ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF and OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                        7       SOLE VOTING POWER

                                        1,933,700
 NUMBER OF
   SHARES               8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                             46,679,506
    EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                                1,933,700

                        10     SHARED DISPOSITIVE POWER

                                        46,679,506

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,933,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.6%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                        AMENDMENT NO. 25 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). This amendment is filed as result of an increase in the outstanding Shares, as reported by the Company on its Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the U.S. Securities and Exchange Commission on March 24, 2006 (the "2005 Form 10-K"). The outstanding Shares as reported in the 2005 Form 10-K indicated a decrease in the aggregate holdings of the Shares held by the persons filing this Statement by more than one percent of the outstanding Shares. Items 2, 4, 5 and 6 of this Statement are hereby amended as set forth below.

     All Share amounts in this amendment no. 25 to this Statement reflect the two-for-one split of the Shares that the Company paid in the form of a stock dividend on the close of business on February 16, 2006 to holders of record as of the close of business on February 6, 2006 (the "Stock Split").

Item 2.  Identity and Background.

         Item 2(a) is amended and restated as follows:

         (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

               (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

               (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

               (iii) Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of membership interests of Tremont LLC and shares of Valhi common stock (as described below in this Statement);

               (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement) and as a direct owner of Shares; and

               (v) Annette C. Simmons, Harold C. Simmons' spouse, by virtue of her direct ownership of Shares and Series A Preferred Stock.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

     Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of approximately 33.5%, 10.2%, 3.7%, 2.6% and 0.3%, respectively,  of  the  75,409,870  Shares  outstanding  as of  March  28,  2006 according to information provided by the Company (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

     Valhi also directly holds 14,700 shares of Series A Preferred Stock that are convertible into 98,000 Shares, or approximately 0.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Valhi directly holds.

     Annette C. Simmons also directly holds 1,600,000 shares of Series A Preferred Stock that are convertible into 10,666,666 Shares, or approximately 12.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.6%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 10.2% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     NL Industries, Inc. ("NL") and a subsidiary of NL directly hold 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi and a subsidiary of the Company are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the Company, Tremont LLC, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Annette C. Simmons is the direct holder of 228,000 Shares, 1,600,000 shares of Series A Preferred Stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 1,933,700 Shares and 3,383 shares of Valhi common stock. Other than the shares she directly holds, Ms. Simmons disclaims beneficial ownership of all Shares that her husband may beneficially own.

     A trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Ms. Simmons is the direct holder of 36,500 shares of Valhi common stock. Each of Mr. and Ms. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

     Effective as of the close of business on January 13, 2006, Contran, Valhi and the CMRT executed a written consent of at least a majority of the Outstanding Shares to approve an amendment to the Company's amended and restated certificate of incorporation to increase the number of authorized Shares from
90.0 million to 200.0 million (the "Amendment"). The written consent procedure (including the distribution of an Information Statement to all holders of the Outstanding Shares) allowed the Company to avoid the costs and management time involved in holding a special meeting of its stockholders. The Company subsequently filed the Amendment with the Secretary of State of the state of Delaware on February 15, 2006 and paid the stock dividend effecting the Stock Split on February 16, 2006.

     In addition to the Stock Split, the increase in the number of authorized Shares enables the Company to effect its business strategy, provide flexibility and provide sufficient authorized Shares to be reserved for issuance upon the exercise of outstanding stock options and the full conversion into Shares of the Company's convertible preferred securities, as such conversion rights are adjusted to reflect the Stock Split.

     The authorized Shares in excess of outstanding Shares will be available for issuance at such times and for such general corporate purposes as the Company's board of directors may deem advisable. Any such issuances may occur without further action by the Company's stockholders, except as may be required by applicable law or by the rules of the New York Stock Exchange, Inc., on which the Shares are listed for trading. Upon issuance, any such Shares will have the same rights as the outstanding Shares. Holders of Shares have no preemptive rights. The issuance of additional Shares may have a dilutive effect on earnings per share and on a stockholder's percentage voting power for persons who do not purchase additional Shares to maintain their pro rata interest.

     None of the Reporting Persons has made any arrangements, agreements, understandings or plans at the present time for the issuance or use of such additional Shares proposed to be authorized, other than the Company's use of such Shares in connection with the Stock Split and the possible exercise of outstanding stock options and the conversion of the outstanding convertible preferred securities of the Company. Additionally, the Reporting Persons have no present intention to cause the issuance of such additional Shares that would make the acquisition of control of the Company by unrelated third parties more difficult.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     No change except for the addition of the following:

     (a) Tremont LLC, the CMRT, Valhi, Harold C. Simmons and Annette C. Simmons are the direct holders of 25,237,000 Shares, 7,689,840 Shares, 2,760,000 Shares, 1,933,700 Shares and 228,000 Shares, respectively. Ms. Simmons and Valhi are the direct holders of 1,600,000 and 14,700 shares of Series A Preferred Stock, respectively, which are convertible into 10,666,666 Shares and 98,000 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 27,997,000 Shares that Tremont LLC and Valhi hold directly and the 98,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 28,095,000 Shares, or approximately 37.2% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to be the beneficial owner of the 35,686,840 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 98,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate
     35,784,840 Shares, or approximately 47.4% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 37,848,540 Shares that Tremont LLC, the CMRT, Valhi, he and his spouse hold directly and the 10,764,666 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 48,613,206 Shares, or approximately 56.4% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold); and

          (4) Annette C. Simmons may be deemed to be the beneficial owner of the 228,000 Shares she holds directly and the 10,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate 10,894,666 Shares, or approximately 12.7% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

     Mr. Simmons disclaims beneficial ownership of all Company securities that he does not hold directly. Ms. Simmons disclaims beneficial ownership of any Company securities that she does not hold directly.

     (b) By virtue of the relationships described in Item 2:

          (1) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 27,997,000 Shares that Tremont LLC and Valhi hold directly and the 98,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 28,095,000 Shares, or approximately 37.2% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 35,686,840 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 98,000 Shares Valhi may acquire upon conversion of the 14,700 shares of Series A Preferred Stock that Valhi holds directly (in the aggregate 35,784,840 Shares, or approximately 47.4% of the outstanding Shares assuming the full conversion of only Valhi's Series A Preferred Stock);

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 35,914,840 Shares that Tremont LLC, the CMRT, Valhi and his spouse hold directly and the 10,764,666 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 shares of Series A Preferred Stock that his spouse and Valhi hold directly (in the aggregate 46,679,506 Shares, or approximately 54.2% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock his spouse and Valhi directly hold);

          (4) Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 228,000 Shares she holds directly and the 10,666,666 Shares she may acquire upon conversion of the 1,600,000 shares of Series A Preferred Stock that she holds directly (in the aggregate 10,894,666 Shares, or approximately 12.7% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds); and

          (5) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 1,933,700 Shares (approximately 2.6% of the outstanding Shares) he holds directly.

          (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. Harold C. Simmons was the only Reporting Person to have transactions in the Shares during the past 60 days. He executed all of such transactions, which were all purchases of Shares on the New York Stock Exchange.

                                                                      Price Per Share ($)
                                          Number of                      (exclusive of
             Date                           Shares                        commissions)
       ----------------                ---------------                 -------------------

           02/14/06                          290,000                          $34.6556
           02/15/06                          110,000                          $34.2037
           02/15/06                           40,000                          $34.3695
           03/08/06                              300                          $39.0100
           03/08/06                           39,100                          $39.0000
           03/08/06                              900                          $38.9900
           03/08/06                            5,000                          $38.9500
           03/08/06                              300                          $38.9000
           03/08/06                            2,500                          $38.8600
           03/08/06                           14,300                          $38.8500
           03/08/06                            2,900                          $38.7000
           03/08/06                            3,800                          $38.6900
           03/08/06                            2,500                          $38.6500
           03/08/06                            6,700                          $38.8000
           03/08/06                            8,000                          $38.7500
           03/08/06                              100                          $38.7400
           03/08/06                              800                          $38.7300
           03/08/06                              300                          $38.7200
           03/08/06                              200                          $38.8900

The trades before February 16, 2006 have been restated to give effect to the Stock Split.

     (d) Each of Tremont LLC, Annette C. Simmons, the CMRT, Valhi and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 4, 2006




                     /s/  Harold  C.   Simmons
                          --------------------------------
                          Harold C. Simmons
                          Signing in the  capacities  listed
                          on Schedule "A" attached hereto
                          and incorporated herein by
                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 4, 2006




                     /s/  Steven L. Watson
                          --------------------------------
                          Steven L. Watson
                          Signing in the  capacities  listed
                          on Schedule "A" attached hereto
                          and incorporated herein by
                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi Holding Company ("VHC") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

            Name                Present Principal Occupation
-------------------------     --------------------------------

Eugene K. Anderson            Vice president of Contran,  Dixie  Holding,  Dixie
                              Rice, National, NOA, Southwest, Tremont LLC, a wholly owned limited liability company of Valhi
                              ("Tremont"), Valhi, VGI and VHC; and treasurer of the Foundation.

Thomas E. Barry (1)           Vice  president for executive  affairs at Southern
                              Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern
                              Methodist University; and a director of Valhi.

Norman S. Edelcup (2)         Senior  vice  president  business  development  of
                              Florida  Savings  Bancorp;  mayor of  Sunny  Isles
                              Beach, Florida; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein          Director and president of the Foundation.

Robert D. Graham              Vice president of Contran,  Dixie  Holding,  Dixie
                              Rice, the Foundation,  National,  NOA,  Southwest,
                              Tremont,   Valhi,  VGI  and  VHC;  executive  vice
                              president  of  Titanium  Metals  Corporation  (the
                              "Company");  vice  president,  general counsel and
                              secretary  of  Kronos  Worldwide,   Inc.  ("Kronos
                              Worldwide") and NL Industries, Inc. ("NL"), both affiliates of Valhi.

J. Mark Hollingsworth         Vice  president  and  general  counsel of Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest,  Tremont,  Valhi,  VGI and VHC; general
                              counsel of the Foundation and CompX  International
                              Inc.,  an  affiliate  of  Valhi  ("CompX");  trust
                              counsel of The Combined Master Retirement Trust, a
                              trust Contran sponsors that permits the collective
                              investment  by master  trusts  that  maintain  the
                              assets of certain  employee  benefit plans Contran
                              and  related  companies  adopt (the  "CMRT");  and
                              acting  general  counsel of Keystone  Consolidated
                              Industries,   Inc.,   an   affiliate   of  Contran
                              ("Keystone").

Keith A. Johnson              Controller of the Foundation.

William J. Lindquist          Director  and senior  vice  president  of Contran,
                              Dixie Holding, National, NOA, VGI and VHC; senior vice president of Dixie Rice, Southwest, Tremont and Valhi.

A. Andrew R. Louis            Secretary of Contran,  CompX, Dixie Holding, Dixie
                              Rice, National,  NOA, Southwest,  Tremont,  Valhi,
                              VGI  and  VHC  and  assistant   secretary  of  the
                              Company.

Kelly D. Luttmer              Vice president and tax director of Contran, CompX,
                              Dixie  Holding,   Dixie  Rice,  Kronos  Worldwide,
                              National, NL, NOA, Southwest, Tremont, Valhi, VGI and VHC.

Andrew McCollam, Jr. (3)      President and a director of Southwest; director of
                              Dixie Rice; and a private investor.

W. Hayden McIlroy (4)         Private investor  primarily in real estate;  and a
                              director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (5)            Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien              Vice  president,   chief  financial   officer  and
                              director of Dixie Holding,  National, NOA, VGI and
                              VHC; vice president and chief financial officer of Contran, Dixie Rice, Southwest, Tremont and Valhi;
                              and vice president of the Company.

Glenn R. Simmons              Vice  chairman  of the  board  of  Contran,  Dixie
                              Holding,  Dixie  Rice,  National,   NOA,  Tremont,
                              Valhi, VGI and VHC; chairman of the board of CompX
                              and   Keystone;   director  and   executive   vice
                              president of  Southwest;  and a director of Kronos
                              Worldwide, NL and the Company.

Harold C. Simmons             Chairman  of the  board of the  Company,  Contran,
                              Dixie  Holding,   Dixie  Rice,   the   Foundation,
                              National, NOA, Southwest,  Tremont, Valhi, VGI and
                              VHC; chairman of the board and chief executive officer of NL and Kronos Worldwide; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)          Vice president of Dixie Rice.

John A. St. Wrba              Vice  president  and  treasurer  of  the  Company,
                              Contran,   Dixie  Holding,   Dixie  Rice,   Kronos
                              Worldwide,  National, NL, NOA, Southwest, Tremont,
                              Valhi, VGI and VHC.

Gregory M. Swalwell           Vice  president and  controller of Contran,  Dixie
                              Holding, National, NOA, Southwest, Tremont, Valhi,
                              VGI and VHC; vice president, finance and chief financial officer of Kronos Worldwide and NL; and vice president of Dixie Rice, Southwest and the Company.

J. Walter Tucker, Jr. (6)     President,  treasurer  and a director  of Tucker &
                              Branham, Inc., a mortgage banking, insurance and real estate company; a director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson              Director and president of Contran,  Dixie Holding,
                              Dixie Rice, National,  NOA, VGI and VHC; director,
                              president  and chief  executive  officer of Valhi;
                              president of Tremont;  director and executive vice
                              president of Southwest;  director,  vice president
                              and  secretary  of the  Foundation;  president  of
                              Tremont;  vice chairman of Kronos Worldwide;  vice
                              chairman  and  chief  executive   officer  of  the
                              Company; and a director of CompX, Keystone and NL.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 1350 North Orange Avenue, Suite 102, Winter Park, Florida 32789.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the "Company"), as outlined below.

                                                          Shares                 Options
                      Name                                 Held                 Held (1)                Total
           --------------------------                   -----------            -----------       -----------
Eugene K. Anderson                                          -0-                  -0-                     -0-

Thomas E. Barry                                             -0-                  -0-                     -0-

Norman S. Edelcup                                           -0-                  -0-                     -0-

Lisa Simmons Epstein                                        -0-                  -0-                     -0-

Robert D. Graham                                            -0-                  -0-                     -0-

J. Mark Hollingsworth                                       -0-                  -0-                     -0-

Keith A. Johnson                                          4,000                  -0-                   4,000

William J. Lindquist                                        -0-                  -0-                     -0-

A. Andrew R. Louis                                          -0-                  -0-                     -0-

Kelly D. Luttmer                                            200                  -0-                     200

Andrew McCollam, Jr.                                        -0-                  -0-                     -0-

W. Hayden McIlroy (2)                                     2,000                  -0-                   2,000

Harold M. Mire                                              -0-                  -0-                     -0-

Bobby D. O'Brien                                            -0-                  -0-                     -0-

Glenn R. Simmons                                         22,000                  -0-                  22,000

Harold C. Simmons (3)                                12,828,366                  -0-              12,828,366

Richard A. Smith                                            -0-                  -0-                     -0-

John A. St. Wrba                                            -0-                  -0-                     -0-

Gregory M. Swalwell                                         -0-                  -0-                     -0-

J. Walter Tucker, Jr.                                       -0-                  -0-                     -0-

Steven L. Watson                                         43,000               30,000                  73,000

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Comprises 2,000 Shares Mr. McIlroy has the right to receive upon conversion of 300 shares of the Company's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that he holds directly.

(3) Comprises Shares Harold C. Simmons and his spouse own directly and 10,666,666 Shares his spouse is entitled to receive upon the conversion of 1,600,000 shares of Series A Preferred Stock that she holds directly. Excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.